Anne Johnson Palmer (CSB # 302235)

anne.johnsonpalmer@ropesgray.com

ROPES & GRAY LLP

Three Embarcadero Center

San Francisco, California 94111-4006

Tel.: (415) 315-6300

Fax: (415) 315-6350

John D. Donovan (pro hac vice forthcoming)

john.donovan@ropesgray.com

Robert A. Skinner (pro hac vice)

robert.skinner@ropesgray.com

Amy D. Roy (pro hac vice)

amy.roy@ropesgray.com

ROPES & GRAY LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199-3600

Tel.: (617) 951-7000

Fax: (617) 951-7050

Attorneys for Defendant

T. ROWE PRICE ASSOCIATES, INC.

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

CHRISTOPHER ZOIDIS, et al.,	Case No.:16-cv-02289-VC
Plaintiff,
v.	DEFENDANT T. ROWE PRICE ASSOCIATES, INC.’S NOTICE OF MOTION AND MOTION TO TRANSFER VENUE TO THE DISTRICT OF MARYLAND; MEMORANDUM OF POINTS AND AUTHORITIES IN SUPPORT THEREOF
T. ROWE PRICE ASSOCIATES, INC.,
Defendant.

DEFENDANT T. ROWE PRICE ASSOCIATES, INC.’S NOTICE OF MOTION AND MOTION TO TRANSFER VENUE TO THE DISTRICT OF MARYLAND
Case No. 16-cv-02289-VC

TO THE HONORABLE COURT AND ALL PARTIES AND ATTORNEYS OF RECORD:

PLEASE TAKE NOTICE that, on August 4, 2016, at10:00 a.m., or as soon thereafter as the matter may be heard by the Honorable Vince Chhabria, presiding in Courtroom 4 of the United States District Court for the Northern District of California, located in the United States Courthouse, 17th Floor, 450 Golden Gate Avenue, San Francisco, CA 94102, Defendant T. Rowe Price Associates, Inc. (“T. Rowe Price”), will, and hereby does, move this Court, to transfer this action (the “Action”) to the United States District Court for the District of Maryland pursuant to 28 U.S.C. § 1404(a).

This Motion is based on this Notice of Motion and Motion, and the accompanying Memorandum of Points and Authorities, together with the supportive Declarations filed herewith, all records and papers on file in this action, and any evidence and/or oral argument offered at any hearing on this Motion.

Dated: June 22, 2016

     Respectfully submitted,

     Anne Johnson Palmer

     ROPES & GRAY LLP

By /s/ Anne Johnson Palmer

Anne Johnson Palmer Attorneys for Defendant T. ROWE PRICE ASSOCIATES, INC.

DEFENDANT T. ROWE PRICE ASSOCIATES, INC.’S NOTICE OF MOTION AND MOTION TO TRANSFER VENUE TO THE DISTRICT OF MARYLAND
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TABLE OF CONTENTS

 Page

BACKGROUND 2

ARGUMENT 8

I. LEGAL STANDARD 8

II. VENUE IS PROPER IN THE DISTRICT OF MARYLAND 11

III. THE CONVENIENCE OF PARTIES AND WITNESSES
AND THE INTEREST OF JUSTICE WARRANT TRANSFER
TO THE DISTRICT OF MARYLAND 12

CONCLUSION 20

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TABLE OF AUTHORITIES

 Page(s)

Cases

Ackert v. Ausman,
198 F. Supp. 538 (S.D.N.Y. 1961) 10

Adobe Sys., Inc. v. Trinity Software Distrib., Inc.,
No. C 12-1614 SI, 2012 WL 3763643 (N.D. Cal. Aug. 29, 2012) 18

Am. Chems. & Equip. Inc. 401(k) Ret. Plan v. Principal Mgmt. Corp.,
No. 2:13-cv-1601-AKK, 2014 WL 294481 (N.D. Ala. Jan. 24, 2014) 20

Barnes & Noble, Inc. v. LSI Corp.,
823 F. Supp. 2d 980 (N.D. Cal. 2011) 9

Burks v. Lasker,
441 U.S. 471 (1979) 7

Convergence Techs. (USA), LLC v. Microloops Corp.,
711 F. Supp. 2d 626 (E.D. Va. 2010) 11

Cung Le v. Zuffa, LLC,
108 F. Supp. 3d 768 (N.D. Cal. 2015) 9

Daily Income Fund, Inc. v. Fox,
464 U.S. 523 (1984) 9

Daimler AG v. Bauman,
134 S. Ct. 746 (2014) 6, 11

Everlast World’s Boxing Headquarters Corp. v. Ringside, Inc.,
928 F. Supp. 2d 735 (S.D.N.Y. 2013) 14

Florens Container v. Cho Yang Shipping,
245 F. Supp. 2d 1086 (N.D. Cal. 2002) 14

Grossman v. Johnson & Johnson,
No. 14-cv-03557-VC, 2015 WL 1743116 (N.D. Cal. Apr. 13, 2015) 19

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Hatch v. Reliance Ins.,
758 F.2d 409 (9th Cir. 1985) 11

Hawkes v. Hewlett-Packard Co.,
No. CV-10-05957-EJD, 2012 WL 506569 (N.D. Cal. Feb. 15, 2012) 16, 18

Hawkins v. Gerber Prods. Co.,
924 F. Supp. 2d 1208 (S.D. Cal. 2013) 13

In re Horseshoe Entm’t,
337 F.3d 429 (5th Cir. 2003) 16

Jones v. GNC Franchising, Inc.,
211 F.3d 495 (9th Cir. 2000) 8

Jones v. Harris Assocs. L.P.,
559 U.S. 335 (2010) 2, 3, 4, 13

Lewis v. Grote Indus., Inc.,
841 F. Supp. 2d 1049 (N.D. Ill. 2012) 17

Lopez v. BeavEx, Inc.,
No. C 15-00550 JSW, 2015 WL 2437907 (N.D. Cal. May 20, 2015) 13

Lou v. Belzberg,
834 F.2d 730 (9th Cir. 1987) 15, 16

Lueck v. Sundstrand Corp.,
236 F.3d 1137 (9th Cir. 2001) 18

Nelson v. Aim Advisors, Inc.,
No. 01-CV-0282-MJR, 2002 WL 442189 (S.D. Ill. Mar. 8, 2002) 10, 11

Pac. Car & Foundry Co. v. Pence,
403 F.2d 949 (9th Cir. 1968) 14

Park v. Dole Fresh Vegetables, Inc.,
964 F. Supp. 2d 1088 (N.D. Cal. 2013) 12, 16

Picot v. Weston,
780 F.3d 1206 (9th Cir. 2015) 11

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Quality Gold, Inc. v. West,
No. 1:11-CV-891, 2012 WL 1883819 (S.D. Ohio May 22, 2012) 17

Smith v. Oppenheimer Funds Distributor, Inc.,
No. 1:10-cv-654, 2010 WL 3779201 (D. Colo. Sept. 23, 2010) 15

Tankel v. Seiberling Rubber Co.,
95 F. Supp. 987 (N.D. Cal. 1951) 5

Van Dusen v. Barrack,
376 U.S. 612 (1964) 8

Van Slyke v. Capital One Bank,
503 F. Supp. 2d 1353 (N.D. Cal. 2007) 16

Vasquez v. Wells Fargo Bank, N.A.,
77 F. Supp. 3d 911 (N.D. Cal. 2015) 9

Ventress v. Japan Airlines,
486 F.3d 1111 (9th Cir. 2007) 19

Vu v. Ortho-McNeil Pharm., Inc.,
602 F. Supp. 2d 1151 (N.D. Cal. 2009) 14, 20

Williams v. Bowman,
157 F. Supp. 2d 1103 (N.D. Cal. 2001) 8

Statutes

15 U.S.C. § 80a-15 7

15 U.S.C. § 80a-15(c) 3

15 U.S.C. § 80-35(b) passim

15 U.S.C. § 80a-35(b)(5) 1, 9

28 U.S.C. § 1391(b)(1) 11

28 U.S.C. § 1391(c)(2) 6

28 U.S.C. § 1404(a) passim

DEFENDANT T. ROWE PRICE ASSOCIATES, INC.’S NOTICE OF MOTION AND MOTION TO TRANSFER VENUE TO THE DISTRICT OF MARYLAND
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Other Authorities

15 Charles Alan Wright & Arthur R. Miller, Federal Practice & Procedure, (4th ed. 2013) 14

Federal Court Management Statistics—Profiles (District Courts), Dec. 2015, available at http://www.uscourts.gov/file/19809/download.  18, 19

DEFENDANT T. ROWE PRICE ASSOCIATES, INC.’S NOTICE OF MOTION AND MOTION TO TRANSFER VENUE TO THE DISTRICT OF MARYLAND
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MEMORANDUM OF POINTS AND AUTHORITIES

This action challenges investment advisory fees paid to T. Rowe Price Associates, Inc. (“T. Rowe Price”) under Section 36(b) of the Investment Company Act (the “ICA”), 15 U.S.C. § 80-35(b). But the action has no connection whatsoever to California or to this District.

T. Rowe Price is organized under the laws of Maryland, where it is headquartered. The eight mutual funds whose fees are challenged are Maryland corporations or Massachusetts business trusts, and the funds are all managed in Maryland. Seven of the funds’ independent directors – who reviewed and approved the fees, as the ICA requires – live on or near the East Coast; only one resides in California. The directors typically meet in Baltimore, which is where they approved the challenged fees. The Board has never held a meeting in California. All of T. Rowe Price’s records relating to the funds are maintained in Maryland, and nearly every officer or employee of T. Rowe Price with knowledge about the firm’s fees lives and works in Maryland. No plaintiff resides in California. Not even the plaintiffs’ primary counsel lives, works, or maintains an office in this District.

Section 36(b)(5) of the ICA, 15 U.S.C. § 80a-35(b)(5), requires a shareholder’s challenge to mutual fund fees to be brought in an “appropriate” federal district court. “Appropriate” cannot mean “random.” A plaintiff’s selected forum cannot service only serendipity. At a minimum, there ought to

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be some connection between the forum and either the plaintiffs, the defendant, or the circumstances underlying the claim. But here there is none. Indeed, whether venue over this claim could exist at all in this District is highly doubtful.

So, in these circumstances, this action should be transferred under Section 1404(a) to the more “appropriate” venue of the District of Maryland. The factors that courts are to consider in weighing the “convenience of the parties” and the “interests of justice” in deciding transfer motions all point to Maryland. Simply put, it makes no practical sense for this case to be litigated across the continent from where all parties and witnesses work and reside.

BACKGROUND

Plaintiffs’ Claims: The plaintiffs are shareholders in eight mutual funds managed by T. Rowe Price. Their complaint asserts that T. Rowe Price breached its “fiduciary duty with respect to the receipt of compensation” under Section 36(b) of the ICA by charging the funds allegedly “excessive” investment management fees under contracts between the funds and the investment adviser. Compl. ¶¶ 3-11. To prevail under that statute, plaintiffs must allege and prove that the fees the funds pay to T. Rowe Price are “so disproportionately large that [they] bear[ ] no reasonable relationship to the services rendered and could not have been the product of arm’s length bargaining.” Jones v. Harris Assocs. L.P., 559 U.S. 335, 346 (2010). The plaintiffs’ primary claim is that the mutual fund fees must exceed the fair

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bargaining range because T. Rowe Price ostensibly manages separate accounts, including sub-advised funds, for a lower price. Compl. ¶¶ 117-46.

Under the ICA, management contracts between a mutual fund and its investment adviser must be approved annually by the funds’ independent directors, 15 U.S.C. § 80a-15(c), whose role is to “negotiate and scrutinize adviser compensation.” Jones, 559 U.S. at 339. The directors must request, and the adviser must supply, “such information as may reasonably be necessary to evaluate the terms of any” investment advisory contract. 15 U.S.C. § 80a-15(c). Because the directors are “independent watchdogs” for the investors’ benefit, the ICA commands deference to their fee judgments. Jones, 559 U.S. at 348-49. Courts must give the directors’ approval of fees consideration commensurate with the robustness of their process; their decisions deserve “considerable weight,” even if the court might have reached a different judgment. Id. at 351.

Accordingly, in any trial to establish liability under the ICA as interpreted in Jones, a shareholder plaintiff must demonstrate that fees are “outside” of the fair bargaining range and “could not” have been approved by a reasonable board of directors. 559 U.S. at 346-47. That means a plaintiff must prove what the fair bargaining range for each mutual fund is and how the fees charged to each fund exceed it. As a matter of law, the evidence supporting – or refuting – such a claim necessarily includes what other advisers charge comparable funds for similar services, what T. Rowe Price

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charges its other clients and why, the documents and information evaluated by the independent directors in approving the fee contracts, and the approval process conducted by the directors. As a matter of practice, parties also often adduce evidence about multiple “Gartenberg factors” – such as profitability, economies of scale, and the like – that may bear upon whether a fee is beyond the fair bargaining range. See id., 559 U.S. at 345 & n.5 ((citing Gartenberg v. Merrill Lynch Asset Mgmt., Inc., 694 F.2d 923, 929-32 (2d Cir. 1982) (identifying Gartenberg “factors”)).

The evidence necessary to establish liability on the plaintiffs’ principal theory here – that T. Rowe Price’s fees charged to the mutual funds unfairly exceed its charges to sub-advised funds and other accounts – is also clear. The plaintiffs will have to show what the charges are, what the comparable fees are for comparable services, and that T. Rowe Price’s charges are disproportionately high. The plaintiffs must adduce evidence upon which the court may assess the ostensible “disparity in fees in light of the different markets for advisory services.” Jones, 559 U.S. at 350 n.8. Under Jones, on a contention of contrasting fees among different clients, the plaintiffs must show “a large disparity in fees that cannot be explained by the different services in addition to other evidence that the fee is outside the arm’s-length range.” Id.

The Locus of Relevant Evidence: All of this evidence – whether adduced in any trial by the plaintiffs or by the defendant – is located outside

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of this District; none of it is located in California. See Declaration of David Oestreicher (“Oestreicher Decl.”) ¶¶ 18, 19, 22.1

1 T. Rowe Price submits the Declaration of David Oestreicher, Vice President and Chief Legal Counsel, which is appended to the Declaration of Robert Skinner, in support of this motion. See Tankel v. Seiberling Rubber Co., 95 F. Supp. 987, 988 (N.D. Cal. 1951) (granting transfer upon review of affidavit demonstrating that witnesses “important to defendant’s case” would be more available in transferee district).

The plaintiffs themselves have little or nothing to offer on the relevant issues, other than that they deliberately invested in the funds knowing their respective fees. No plaintiff resides in this District or in California. Three plaintiffs live in Michigan, and three are from New York. Compl. ¶¶ 15-20. The trust plaintiff is a revocable trust under Michigan law. Id. ¶ 21.

Defendant T. Rowe Price is incorporated in Maryland, Compl. ¶ 22, and is a wholly owned subsidiary of T. Rowe Price Group, Inc., also a Maryland corporation. Oestreicher Decl. ¶ 4. T. Rowe Price’s headquarters and executive offices are located in Baltimore, Maryland. Id. ¶ 6. T. Rowe Price’s primary operating and servicing activities are based primarily in Baltimore and other locations in Maryland, with some additional operating and servicing activities based in Colorado Springs, Colorado, and Tampa, Florida. Id. ¶ 7. T. Rowe Price has a technology support facility in Hagerstown, Maryland. Id. ¶ 8. In the United States, an affiliated entity, T. Rowe Price Investment Services, Inc., maintains six investor centers for walk-in traffic and investor face-to-face meetings in Baltimore, Maryland;

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Owings Mills, Maryland; Washington, D.C.; McLean, Virginia; Tampa, Florida; and Colorado Springs, Colorado. Id. ¶ 9.

The complaint alleges that T. Rowe Price is an “inhabitant” of this District, Compl. ¶ 14, but that is false. To be sure, the firm maintains an “office” in San Francisco, id. ¶ 23, but that office houses personnel who make sales to and service institutional clients and large retirement plan record-keeping clients. Oestreicher Decl. ¶ 10. It is not open to the general public, and it does not offer any services to retail mutual fund investors like the plaintiffs. Id. ¶¶ 11, 12. As a matter of law, an entity like T. Rowe Price is not an “inhabitant” of a District because of some incidental presence; it “resides” where it is incorporated, has its principal headquarters, or is amenable to personal jurisdiction based upon its suit-related conduct in the District. See 28 U.S.C. § 1391(c)(2); cf. Daimler AG v. Bauman, 134 S. Ct. 746, 761-62 (2014). No plaintiff dealt with the San Francisco office on any occasion for any reason, nor could they, since it is not open to the investing public. Oestreicher Decl. ¶ 13. And as the plaintiffs’ counsel well knows, no conduct related to the establishment, negotiation or approval of investment advisory fees took place anywhere near San Francisco.1

1 Therefore, plaintiffs’ throwaway allegation that “certain of the acts and transactions giving rise to Plaintiffs’ claims occurred in this district,” Compl. ¶ 14, is also false, and known by counsel to be so. Plaintiffs’ counsel have filed no less than eight Section 36(b) cases against various mutual fund complex advisers and surely are aware that fee disclosures and approval processes occur where the adviser is headquartered and where its directors meet.

Id. ¶ 22.

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The plaintiffs challenge the fees of eight funds: the T. Rowe Price Blue Chip Growth Fund; the T. Rowe Price Capital Appreciation Fund; the T. Rowe Price Equity Income Fund; the T. Rowe Price Growth Stock Fund; the T. Rowe Price International Stock Fund; the T. Rowe Price High Yield Fund; the T. Rowe Price New Income Fund; and the T. Rowe Price Small-Cap Stock Fund (collectively, the “Funds”). Compl. ¶ 1. Each of the Funds whose fees the plaintiffs challenge is incorporated under Maryland law, except the Equity Income Fund and Capital Appreciation Fund, which are Massachusetts business trusts. Oestreicher Decl. ¶ 15. Under the ICA and industry practice, virtually all of the operations of the Funds are externalized and conducted by third-parties under contracts with the Funds. See 15 U.S.C. § 80a-15; Burks v. Lasker, 441 U.S. 471, 480-81 (1979). T. Rowe Price maintains records for the Funds and provides the advisory services in connection with the Funds in Maryland. Oestreicher Decl. ¶ 17. The vast majority of T. Rowe Price employees who provide the management services in exchange for the fees challenged here are located in Maryland, and none are based in California. Id. ¶ 18. The management fees that the plaintiffs challenge are set through an annual evaluation and approval process by the Funds’ Board of Directors (the “Board”). Id. ¶ 20. The Board consists of eleven directors: three interested directors, all of whom are located in Maryland, and eight independent directors, of whom two reside in Maryland, two in New Jersey, two in Illinois, one in the District of Columbia, and just one in California. Id. ¶ 21. The

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Board’s meetings ordinarily take place in Baltimore, Maryland, where the meetings that the independent directors conducted in their 15(c) process to approve the fees challenged in this action all took place. Id. ¶ 22.

ARGUMENT

I. LEGAL STANDARD

Section 1404(a) authorizes a court to “transfer any civil action to any other district or division where it might have been brought” based on “the convenience of the parties and witnesses” or “in the interest of justice.” The decision to transfer a case rests in this Court’s discretion, “according to an individualized, case-by-case consideration of convenience and fairness.” Jones v. GNC Franchising, Inc., 211 F.3d 495, 497-98, nn.5, 17 (9th Cir. 2000) (quoting Stewart Org v. Ricoh Corp., 487 U.S. 22, 29 (1988)). The purpose of § 1404(a) is “to prevent the waste ‘of time, energy and money’ and ‘to protect litigants, witnesses and the public against unnecessary inconvenience and expense.’” Van Dusen v. Barrack, 376 U.S. 612, 616 (1964) (quoting Cont’l Grain Co. v. Barge FBL-585, 364 U.S. 19, 26, 27 (1960)).

Transfer requires a two-part showing: that venue would be proper in the proposed transferee district and, if so, that transfer is appropriate. See Williams v. Bowman, 157 F. Supp. 2d 1103, 1106 (N.D. Cal. 2001); see also Van Dusen, 376 U.S. at 616-17. The second question is guided by the Court’s weighing of different relevant factors. Jones, 211 F.3d at 498-99. In this District, courts “have commonly articulated the relevant factors as follows”:

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(1) plaintiff’s choice of forum, (2) convenience of the parties, (3) convenience of the witnesses, (4) ease of access to the evidence, (5) familiarity of each forum with the applicable law, (6) feasibility of consolidation of other claims, (7) any local interest in the controversy, and (8) the relative court congestion and time of trial in each forum.

Barnes & Noble, Inc. v. LSI Corp., 823 F. Supp. 2d 980, 993 (N.D. Cal. 2011) (quoting Vu v. Ortho-McNeil Pharm., Inc., 602 F. Supp. 2d 1151, 1156 (N.D. Cal. 2009)). “No single factor is dispositive,” Cung Le v. Zuffa, LLC, 108 F. Supp. 3d 768, 774 (N.D. Cal. 2015) (internal citation and quotation marks omitted), and the movant’s burden is reduced “where the plaintiff’s chosen venue is not its residence or lacks a significant connection to the activities alleged in the complaint,” Vasquez v. Wells Fargo Bank, N.A., 77 F. Supp. 3d 911, 924 (N.D. Cal. 2015) (citation omitted).

These factors are also particularly relevant in an action under Section 36(b), which requires any fee challenge action to be brought in an “appropriate” federal district court. 15 U.S.C. § 80a-35(b)(5). While no court has interpreted the word “appropriate,” it must have some meaning to tether the forum to the cause of action. At bottom, a Section 36(b) case is a quasi-derivative proceeding in which a shareholder nominally asserts on behalf of a mutual fund a claim to recoup fees that are beyond the fair bargaining range. See Daily Income Fund, Inc. v. Fox, 464 U.S. 523, 534-42 (1984). By definition, a claim between a fund and its adviser should not be litigated in

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some random jurisdiction; it belongs where the fund itself could have sued the adviser.

Indeed, in a line of authority going back decades, e.g., Ackert v. Ausman, 198 F. Supp. 538, 540-42 (S.D.N.Y. 1961), in most cases in which a motion to transfer a Section 36(b) case was made (and many others by agreement), the matter was transferred to the “home” of the mutual fund adviser and the funds. Nelson v. Aim Advisors, Inc. is instructive. No. 01-CV-0282-MJR, 2002 WL 442189 (S.D. Ill. Mar. 8, 2002). There, plaintiffs-shareholders in 51 mutual funds sued 24 separate advisory firms in one Section 36(b) action, challenging the fees charged by each adviser to its respective funds. The defendants moved to sever and transfer the claims, and the district court agreed that the cases should be tried separately. It transferred the case against each defendant “to the district in which [each defendant was] headquartered and in which [each defendant] manage[d] the mutual funds at issue.” Id. at *4. Transfer was appropriate, the Nelson court held, for the same reasons that apply here: “(1) all material facts surrounding the management of the various mutual funds occurred in the [proposed transferee] district,” (2) “all of the numerous potential witnesses live in or within close proximity to the [proposed transferee] district,” (3) “all of the documents relevant to the litigation are in or within close proximity to the [proposed transferee] district,” and (4) “there has been no allegation that any individual Plaintiff interacted with” T. Rowe Price or that “material witnesses

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live or reside in” this District. Id. This Court should apply the same reasoning and transfer this case.

II. VENUE IS PROPER IN THE DISTRICT OF MARYLAND

Plaintiffs “could have commenced this action” in the District of Maryland. See Hatch v. Reliance Ins., 758 F.2d 409, 414 (9th Cir. 1985). “A civil action may be brought in a judicial district in which any defendant resides.” 28 U.S.C. § 1391(b)(1). As plaintiffs concede, Compl. ¶ 22, T. Rowe Price is a corporation organized under Maryland law and is headquartered in Baltimore, Maryland. T. Rowe Price would, therefore, be subject to personal jurisdiction in Maryland and deemed to reside in the District of Maryland, making venue proper there. See 28 U.S.C. § 1391(b)(1), (c)(2).1

1 Whether personal jurisdiction exists in this District – and, as a consequence, whether venue is even proper here, 28 U.S.C. § 1391(b), (c)(2) – is highly doubtful. Specific jurisdiction does not exist because the plaintiffs have not made any allegations that their claims arose from acts “purposefully direct[ed]” at California, since they are not residents here and T. Rowe Price’s presence here is utterly unrelated to offering mutual funds to retail investors, much less their fees. See Picot v. Weston, 780 F.3d 1206, 1211 (9th Cir. 2015) (internal quotation marks omitted). General jurisdiction is lacking because T. Rowe Price is not incorporated in California, does not have its principal place of business here, and does not have “affiliations .. . . [that] are so continuous and systematic as to render [it] essentially at home” in California. Daimler, 134 S. Ct. at 754 (internal quotation marks omitted) (first alteration added). Accordingly, because “a § 1404 motion to transfer does not waive objections to personal jurisdiction,” T. Rowe Price reserves its right to object to venue or personal jurisdiction in a motion pursuant to Rule 12 or a responsive pleading. See Convergence Techs. (USA), LLC v. Microloops Corp., 711 F. Supp. 2d 626, 632-33 (E.D. Va. 2010).

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III. THE CONVENIENCE OF PARTIES AND WITNESSES AND THE INTEREST OF JUSTICE WARRANT TRANSFER TO THE DISTRICT OF MARYLAND

All of the factors relevant to the transfer inquiry in this case weigh in favor of transfer. No factor suggests that the case should remain in this district.

Convenience of the Witnesses: “The convenience of witnesses is often the most important factor in resolving a motion to transfer.” Park v. Dole Fresh Vegetables, Inc., 964 F. Supp. 2d 1088, 1095 (N.D. Cal. 2013) (internal quotation marks, citation, and alteration omitted). “Generally, litigation costs are reduced when venue is located near the most witnesses expected to testify . . . .” Id. Effectively all witnesses that either party would likely call reside across the country from this District. The parties would thus incur significant expense and inconvenience if the case were to proceed in California. See Oestreicher Decl. ¶ 23. The witnesses who can describe the management services provided by T. Rowe Price to the Funds, including portfolio management services and substantial accounting, regulatory, legal, compliance, and transfer agency services, are all located in Maryland. Id. ¶ 18. Similarly, the witnesses who can describe how the fees are established for the array of services T. Rowe Price supplies to the Funds are all located in Maryland. Id. ¶ 19.

Likewise, with one exception, the independent directors – who participate in an extensive 15(c) process and approve the Funds’ fees – live far

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from this District, with the majority of them based in or near the District of Maryland. See Hawkins v. Gerber Prods. Co., 924 F. Supp. 2d 1208, 1215 (S.D. Cal. 2013) (giving primary consideration to third-party witnesses). As the Supreme Court held in Jones, the independent directors’ consideration and approval of fees is a central factor in evaluating a Section 36(b) claim. 559 U.S. at 351. Significantly, the independent directors are not parties to the case or employed by T. Rowe Price. Their lack of connection to California poses an additional “convenience” problem since seven of the eight independent directors are beyond this Court’s subpoena power, as are any T. Rowe Price witnesses no longer employed by the company. It is self-evident that a forum where the parties are disabled from compelling the attendance of key witnesses is not a “convenient” forum. Lopez v. BeavEx, Inc., No. C 15-00550 JSW, 2015 WL 2437907, at *2 (N.D. Cal. May 20, 2015). The coincidence that one director lives in California does not move the needle on the convenience calculus. That fluke involving a single non-party (potential) witness does not create a nexus between the action and California sufficient to ground the case here.

Prior cases under Section 36(b), including the most recently conducted trial, Sivolella v. AXA Equitable Life Ins. Co., No. 11-4194 (D.N.J. filed July 21, 2011), illustrate the inconvenience of litigating in this District. In Sivolella, all of the plaintiff’s witnesses, except for a representative plaintiff and expert witnesses, were employed by the defendant and called as adverse

DEFENDANT T. ROWE PRICE ASSOCIATES, INC.’S NOTICE OF MOTION AND MOTION TO TRANSFER VENUE TO THE DISTRICT OF MARYLAND
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witnesses. It is equally probable that, in this case, the plaintiffs’ witnesses will be T. Rowe Price officers and employees. Since T. Rowe Price has shown “who the witnesses are, where they are located, what their testimony will be, [and] why their testimony is relevant,” the convenience of those witnesses strongly favors transfer to the District of Maryland. Florens Container v. Cho Yang Shipping, 245 F. Supp. 2d 1086, 1093 (N.D. Cal. 2002) (citation omitted).

Plaintiffs’ Choice of Forum: The plaintiffs’ choice of forum is “entitled only to minimal consideration” where “the operative facts have not occurred within the forum of original selection and that forum has no particular interest in the parties or the subject matter.” Pac. Car & Foundry Co. v. Pence, 403 F.2d 949, 954 (9th Cir. 1968). Likewise, “[w]here a plaintiff does not reside in the forum,” as here, “the Court may afford plaintiff’s choice considerably less weight.” Vu, 602 F. Supp. 2d at 1156; accord 15 Charles Alan Wright & Arthur R. Miller, Federal Practice & Procedure, § 3848 (4th ed. 2013). As discussed above, the connection between this case and the plaintiffs’ chosen venue is so tenuous as to cast doubt on whether the plaintiffs can establish personal jurisdiction over T. Rowe Price. “[W]here personal jurisdiction would likely exist in the transferee district” but “is doubtful” in the transferor district, transfer under § 1404(a) is also appropriate. See Everlast World’s Boxing Headquarters Corp. v. Ringside, Inc., 928 F. Supp. 2d 735, 741-43 (S.D.N.Y. 2013).

DEFENDANT T. ROWE PRICE ASSOCIATES, INC.’S NOTICE OF MOTION AND MOTION TO TRANSFER VENUE TO THE DISTRICT OF MARYLAND
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Likewise, the fact that the plaintiffs have brought this suit “on behalf of and for the benefit” of the Funds, Compl. ¶ 1, does not change the analysis. Even in those circumstances, “the named plaintiff’s choice of forum is given less weight.” See Lou v. Belzberg, 834 F.2d 730, 739 (9th Cir. 1987) (citations omitted); see also Smith v. Oppenheimer Funds Distributor, Inc., No. 1:10-cv-654, 2010 WL 3779201, at *4 (D. Colo. Sept. 23, 2010) (declining to give weight to chosen forum in Section 36(b) case where plaintiff was “not a resident of Colorado, and did not come to Colorado in connection with any of his claims”). A suit by the Funds against the adviser could not be brought here. So a suit by shareholders standing in the Funds’ shoes should not be. The plaintiffs have made no allegations of conduct by T. Rowe Price within this District. Since the complaint lacks any allegations identifying “an obvious connection” of the plaintiffs to this forum – not to mention the lack of connections between T. Rowe Price and this forum – the plaintiffs’ choice to file in the Northern District of California is entitled to no deference.

To the contrary, since there is no connection between either the plaintiffs or their counsel to this forum, the plaintiffs’ choice of forum appears to be random. But that is no basis upon which to preserve jurisdiction when other forums are obviously more “appropriate.”

Convenience of the Parties: The “convenience of [the] parties,” 28 U.S.C. § 1404(a), strongly favors transfer to the District of Maryland. All

DEFENDANT T. ROWE PRICE ASSOCIATES, INC.’S NOTICE OF MOTION AND MOTION TO TRANSFER VENUE TO THE DISTRICT OF MARYLAND
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parties – including the plaintiffs’ lead counsel1

1 While the location of counsel is typically not relevant in determining venue transfer, In re Horseshoe Entm’t, 337 F.3d 429, 434 (5th Cir. 2003), the plaintiffs will suffer no prejudice if the case is transferred to the District of Maryland since their lead counsel, Zwerling, Schachter & Zwerling, LLP, is located in New York.

– reside closer to Maryland than to California, meaning that litigating the case in this District will be significantly more expensive for the parties. See Hawkes v. Hewlett-Packard Co., No. CV-10-05957-EJD, 2012 WL 506569, at *4 (N.D. Cal. Feb. 15, 2012) (granting transfer to the Eastern District of Virginia in part because litigating in California “w[ould] be more costly to the parties.”).2

2 Because T. Rowe Price is a corporate entity, the convenience-of-the-parties and convenience-of-the-witnesses factors necessarily overlap. E.g., Van Slyke v. Capital One Bank, 503 F. Supp. 2d 1353, 1363 (N.D. Cal. 2007).

All parties will have to fly across the country for hearings and trial, incurring significant costs in travel, accommodations, and lost time. If the case were transferred to the District of Maryland, even the most remote plaintiffs – those in Michigan – would not have to leave the Eastern Time Zone. Accordingly, “the costs of litigation would be drastically reduced if the case were heard” in Maryland, and the convenience of the parties strongly favors transfer. See Lou, 834 F.2d at 739 (affirming transfer under § 1404(a)).

Ease of Access to the Evidence: “Although developments in electronic conveyance have reduced the cost of document transfer somewhat, costs of litigation can still be substantially lessened if the venue is in the district in which most of the documentary evidence is stored.” Park, 964 F. Supp. 2d at 1095 (citation omitted). T. Rowe Price’s records are largely maintained in

DEFENDANT T. ROWE PRICE ASSOCIATES, INC.’S NOTICE OF MOTION AND MOTION TO TRANSFER VENUE TO THE DISTRICT OF MARYLAND
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Maryland, meaning that venue transfer would offer cost and convenience benefits. Likewise, as noted above, many prospective witnesses are not amenable to this Court’s subpoena power, but are susceptible to subpoena in Maryland. Together, these factors militate in favor of transfer.

Familiarity of Each Forum with the Applicable Law: The plaintiffs’ claims arise exclusively under federal law, Section 36(b) of the ICA. To be sure, while some federal courts “have frowned on the suggestion that the judges of one district are more capable or experienced in a particular area than are judges of another district,” Lewis v. Grote Indus., Inc., 841 F. Supp. 2d 1049, 1055 (N.D. Ill. 2012), courts also recognize that preexisting familiarity with facts or law can favor transfer, see, e.g., Quality Gold, Inc. v. West, No. 1:11-CV-891, 2012 WL 1883819, at *3-4 (S.D. Ohio May 22, 2012). The fact that the District of Maryland is highly experienced with mutual fund cases, and with cases arising under Section 36(b) in particular, favors transfer. One such case is currently pending. See N. Valley GI Med. Grp. v. Prudential Invs., LLC, No. 1:15-cv-3268 (D. Md.) (filed Oct. 30, 2015). Three judges of the District of Maryland were assigned as transferee judges in the Multi-District Litigation captioned In Re Mutual Fund Market Timing Litigation, MDL No. 1586, and conducted proceedings over a span of seven years in those actions involving 16 mutual fund complexes and over thirty claims under Section 36(b), supplying those courts and judges with significant experience in such litigation. By contrast, there are no published opinions in Section

DEFENDANT T. ROWE PRICE ASSOCIATES, INC.’S NOTICE OF MOTION AND MOTION TO TRANSFER VENUE TO THE DISTRICT OF MARYLAND
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36(b) cases in this District; to our knowledge, only one other action is even pending in California (involving both these plaintiffs’ counsel and the defendant’s counsel but concerning a California-based mutual fund and adviser); and the Ninth Circuit has decided precisely one case under Section 36(b). Accordingly, this factor also militates in favor of transfer.

Local Interest in the Controversy: Because the plaintiffs’ claims arise exclusively under federal law and because the plaintiffs are not residents of this state, there is no local interest that would favor retaining the case here. “California has no interest in applying and interpreting its own laws” when “claims arise from federal law.” Hawkes, 2012 WL 506569, at *6; see also Adobe Sys., Inc. v. Trinity Software Distrib., Inc., No. C 12-1614 SI, 2012 WL 3763643, at *10 (N.D. Cal. Aug. 29, 2012) (same). Nor does the suit arise from events within this jurisdiction that received significant, localized attention. See Lueck v. Sundstrand Corp., 236 F.3d 1137, 1147 (9th Cir. 2001) (in forum non conveniens case, discussing localized interest in case arising from plane crash in New Zealand involving “a New Zealand airline carrying New Zealand passengers” that received “significant attention”). Accordingly, there is no relevant local interest.

Relative Court Congestion and Time of Trial: The most recent statistics compiled by the Administrative Office of the U.S. Courts, for the calendar year ending December 31, 2015, indicate that this factor slightly favors transfer. See Federal Court Management Statistics—Profiles (District

DEFENDANT T. ROWE PRICE ASSOCIATES, INC.’S NOTICE OF MOTION AND MOTION TO TRANSFER VENUE TO THE DISTRICT OF MARYLAND
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Courts), Dec. 2015, available at http://www.uscourts.gov/file/19809/download. The District of Maryland has marginally fewer new civil filings, pending cases, and weighted filings per judgeship, and its median disposition time is 0.3 months quicker, though this Court’s median disposition time in cases that go to trial is 0.3 months shorter. The number in parentheses indicates each district’s national rank for that statistic out of 94 districts.

	N.D. Cal.	D. Md.
New Civil Filings Per Judgeship	449 filings (21)	414 filings (29)
Pending Cases Per Judgeship	503 cases (37)	445 cases (49)

Weighted Filings Per Judgeship[1]

[1] This number reflects “[a] mathematical weighting of Total Filings in which a quantitative value is assigned to a case based on the complexity of the case.” Federal Court Management Statistics—Profiles (District Courts), “Explanation of Terms.”

	512 (22)	471 (35)
Median Time from Filing to Disposition in a Civil Case	7.6 months (20)	7.3 months (17)
Median Time from Filing to Trial in a Civil Case	27.7 months (34)	28.0 months (37)

* * *

Since the factors predominantly are in favor of transfer, and no factor weighs in favor of the case remaining in this District, this Court should transfer the action to Maryland. That decision would be consistent with the reasoning of the Ninth Circuit and courts in this District that have transferred cases with “no significant connection between California and the facts alleged in the complaint.” Ventress v. Japan Airlines, 486 F.3d 1111, 1118 (9th Cir. 2007); see also Grossman v. Johnson & Johnson, No. 14-cv-03557-VC, 2015 WL

DEFENDANT T. ROWE PRICE ASSOCIATES, INC.’S NOTICE OF MOTION AND MOTION TO TRANSFER VENUE TO THE DISTRICT OF MARYLAND
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1743116 (N.D. Cal. Apr. 13, 2015) (granting transfer where plaintiff was a resident of Maryland and did “not allege that any events directly related to her injuries took place in California”). Indeed, in nearly identical circumstances, a district court in the Northern District of Alabama ordered transfer in a case arising under Section 36(b) where “the majority of the witnesses” were located in the transferee district, “none [were] located” in the transferor district, and “holding a trial in the [transferee district] provide[d] better efficiencies for the parties.” Am. Chems. & Equip. Inc. 401(k) Ret. Plan v. Principal Mgmt. Corp., No. 2:13-cv-1601-AKK, 2014 WL 294481, at *4 (N.D. Ala. Jan. 24, 2014).

“Because deference to plaintiffs’ choice of forum is limited by the fact that they reside elsewhere and because it would be substantially more convenient for the witnesses and many of the parties,” transfer is appropriate. See Vu, 602 F. Supp. 2d at 1157.

CONCLUSION

For the foregoing reasons, T. Rowe Price respectfully submits that this Court should transfer this case to the District of Maryland for further proceedings pursuant to 28 U.S.C. § 1404(a).

DEFENDANT T. ROWE PRICE ASSOCIATES, INC.’S NOTICE OF MOTION AND MOTION TO TRANSFER VENUE TO THE DISTRICT OF MARYLAND
Case No. 16-cv-02289-VC

Dated: June 22, 2016

     Respectfully submitted,

     Anne Johnson Palmer

     ROPES & GRAY LLP

By /s/ Anne Johnson Palmer

Anne Johnson Palmer Attorneys for Defendant T. ROWE PRICE ASSOCIATES, INC.

DEFENDANT T. ROWE PRICE ASSOCIATES, INC.’S NOTICE OF MOTION AND MOTION TO TRANSFER VENUE TO THE DISTRICT OF MARYLAND
Case No. 16-cv-02289-VC